November 6, 2006
Condensed Statements of Consolidated Financial Results
For the Six Months Ended September 30, 2006

Company Name:	NIS GROUP CO., LTD. (URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Shinsuke Amiya President, Representative Director and Co-CEO

Inquiries:	Akihiro Nojiri Executive Director & Executive Officer (Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP
Summary of Consolidated Financial Results for the Six Months Ended September 30, 2005 and 2006, and for the Year Ended March 31, 2006
1.	Consolidated Operating Results

	Millions of Yen Except Percentages
	Six Months Ended September 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2005	Change (4)	2006	Change (4)	2006	Change (4)

Gross revenue	¥18,802	(10.92)%	¥24,667	31.19%	¥40,231	6.42%
Income (loss) before income taxes	8,559	(2.99)	(1,848)	—	14,669	23.19
Net income (loss)	4,900	(10.91)	(1,568)	—	8,455	16.43%

	Yen
	Six Months Ended September 30,		Year Ended March 31,
	2005	2006	2006

Net income (losses) per share:
Basic	¥1.96	¥(0.56)	¥3.27
Diluted	1.81	(0.56)	3.08

Notes: (1)	Net income from equity-method affiliates was ¥19 million for the six months ended September 30, 2005, net loss from equity-method affiliates was ¥6 million for the six months ended September 30, 2006, and ¥61 million for the year ended March 31, 2006.

(2)	The weighted-average number of outstanding shares was 2,506,364,988 shares for the six months ended September 30, 2005, 2,792,278,436 shares for the six months ended September 30, 2006 and 2,584,934,984 shares for the year ended March 31, 2006.

(3)	On each of November 18, 2005 and April 1, 2006, NIS Group Co., Ltd. completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

(4)	The percentages indicated in the rows for gross revenue, income (losses) before income taxes and net income (losses) represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.
2.	Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	September 30,		March 31,
	2005	2006	2006

Total assets	¥253,536	¥399,735	¥359,943
Shareholders’ equity	68,719	82,188	80,504
Shareholders’ equity per share (Yen)	26.87	28.86	29.46
Shareholders’ equity ratio (%)	27.10%	20.56%	22.37%

Notes: (1)	There were 2,557,248,320 outstanding shares as of September 30, 2005, 2,847,659,575 outstanding shares as of September 30, 2006 and 2,732,839,214 outstanding shares as of March 31, 2006.

(2)	On each of November 18, 2005 and April 1, 2006, NIS Group Co., Ltd. completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.
3.	Consolidated Cash Flows

	Millions of Yen
	Six Months Ended September 30,		Year Ended March 31,
	2005	2006	2006

Net cash provided by operating activities	¥11,777	¥6,273	¥24,270
Net cash used in investing activities	(27,806)	(55,337)	(135,976)
Net cash provided by financing activities	20,950	50,092	108,675
Cash and cash equivalents at end of period	30,693	23,866	22,860

U.S. GAAP
4.	Scope of Consolidation and Application of the Equity Method as of September 30, 2006

Consolidated subsidiaries:	42 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	9 companies
5.	Change in the Scope of Consolidation and Application of the Equity Method for the Six Months Ended September 30, 2006

Newly consolidated subsidiaries:	17 companies
Formerly consolidated subsidiaries:	2 companies
Affiliates newly accounted for under the equity method:	2 companies
Affiliates formerly accounted for under the equity method:	4 companies

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
1.	CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(1)	Results for the Three Months Ended September 30, 2005 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	September 30,			September 30,
	2005	2006	Change	2006

Interest income	¥7,199	¥8,892	¥1,693	$75,420
Interest expense	635	904	269	7,668

Net interest income before provision for loan losses	6,564	7,988	1,424	67,752

Provision for loan losses, net	1,894	6,710	4,816	56,912

Net interest income from lending activities	4,670	1,278	(3,392)	10,840

Other revenue:
Interest income from purchased loans	1,212	1,195	(17)	10,136
Gain on sales of real estate, net	1,274	1,832	558	15,539
Guarantee fees received, net	105	74	(31)	628
Rents, dividends and other	468	1,470	1,002	12,467

	3,059	4,571	1,512	38,770

Expense:
Interest expense	114	226	112	1,917
Salaries and employee benefits	1,698	2,253	555	19,109
Occupancy, furniture and equipment	669	752	83	6,378
Provision for losses on excess interest repayments	—	3,936	3,936	33,384
Advertising	164	47	(117)	399
Other general and administrative expenses	1,663	2,373	710	20,128

	4,308	9,587	5,279	81,315

Operating income (loss)	3,421	(3,738)	(7,159)	(31,705)

Other income:
Gain (loss) on sales and impairment of investment securities, net	3,247	(777)	(4,024)	(6,591)
Losses on change of interest in subsidiaries	(43)	(1)	42	(8)
Equity income (loss) in affiliates, net	28	(5)	(33)	(42)

	3,232	(783)	(4,015)	(6,641)
Other expense:
Loss on sale, disposal and impairment of long-lived assets, net	21	5	(16)	42
Minority interests	244	241	(3)	2,045

	265	246	(19)	2,087

Income (loss) before income taxes	6,388	(4,767)	(11,155)	(40,433)

Income taxes	2,657	(1,504)	(4,161)	(12,757)

Net income (loss)	¥3,731	¥(3,263)	¥(6,994)	$(27,676)

				U.S. Dollars
Per share data	Yen			(Note 1)
Net income (loss) — basic	¥1.48	¥(1.15)		$(0.010)
— diluted	1.37	(1.15)		(0.010)

Weighted average shares outstanding	Thousands of Shares
Basic	2,517,832	2,835,118
Diluted	2,733,516	2,846,122
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
(2)	Results for the Six Months Ended September 30, 2005 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	September 30,			September 30,
	2005	2006	Change	2006

Interest income	¥14,146	¥16,962	¥2,816	$143,868
Interest expense	1,240	1,635	395	13,868

Net interest income before provision for loan losses	12,906	15,327	2,421	130,000

Provision for loan losses, net	4,034	9,478	5,444	80,390

Net interest income from lending activities	8,872	5,849	(3,023)	49,610

Other revenue:
Interest income from purchased loans	1,846	2,834	988	24,037
Gain on sales of real estate, net	1,430	1,833	403	15,547
Guarantee fees received, net	188	138	(50)	1,170
Rents, dividends and other	1,192	2,900	1,708	24,598

	4,656	7,705	3,049	65,352

Expense:
Interest expense	249	391	142	3,316
Salaries and employee benefits	3,422	4,422	1,000	37,506
Occupancy, furniture and equipment	1,299	1,517	218	12,867
Provision for losses on excess interest repayments	—	4,300	4,300	36,472
Advertising	349	94	(255)	797
Other general and administrative expenses	3,125	4,268	1,143	36,201

	8,444	14,992	6,548	127,159

Operating income (loss)	5,084	(1,438)	(6,522)	(12,197)

Other income:
Gain (loss) on sales and impairment of investment securities, net	3,805	(4)	(3,809)	(34)
Loss on change of interest in subsidiaries	(43)	(3)	40	(25)
Equity income (loss) in affiliates, net	19	(6)	(25)	(51)

	3,781	(13)	(3,794)	(110)

Other expense:
Losses on sale, disposal and impairment of long-lived assets, net	33	10	(23)	85
Minority interests	273	387	114	3,282

	306	397	91	3,367

Income (loss) before income taxes	8,559	(1,848)	(10,407)	(15,674)

Income taxes	3,659	(280)	(3,939)	(2,375)

Net income (loss)	¥4,900	¥(1,568)	¥(6,468)	$(13,299)

				U.S. Dollars
Per share data	Yen			(Note 1)
Net income (loss) — basic	¥1.96	¥(0.56)		$(0.005)
— diluted	1.81	(0.56)		(0.005)

Weighted average shares outstanding	Thousands of Shares
Basic	2,506,365	2,792,278
Diluted	2,728,888	2,810,175
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
2.	CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31, 2006	September 30, 2006	Change	September 30, 2006
	(Audited)	(Unaudited)		(Unaudited)
ASSETS

Cash and cash equivalents	¥22,860	¥23,866	¥1,006	$202,426
Restricted cash	3,417	2,152	(1,265)	18,253
Loans receivable, net	225,947	248,559	22,612	2,108,219
Purchased loans receivable, net	24,155	23,088	(1,067)	195,827
Interest receivable	1,021	1,240	219	10,517
Investment securities	42,071	38,586	(3,485)	327,277
Real estate for sale	20,792	41,578	20,786	352,655
Property and equipment, net	11,169	6,788	(4,381)	57,574
Investment in affiliates	617	324	(293)	2,748
Deferred income taxes	721	2,600	1,879	22,053
Other assets	7,173	10,954	3,781	92,909

Total assets	¥359,943	¥399,735	¥39,792	$3,390,458

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥60,411	¥88,208	¥27,797	$748,159
Accrued income taxes	6,089	—	(6,089)	—
Accrued expenses	702	570	(132)	4,835
Long-term borrowings	198,924	212,122	13,198	1,799,169
Capital lease obligations	1,337	1,126	(211)	9,550
Accrued retirement benefits	647	380	(267)	3,223
Deferred income taxes	1,382	269	(1,113)	2,282
Other liabilities	7,514	11,324	3,810	96,047

Total liabilities	277,006	313,999	36,993	2,663,265

Minority interests	2,433	3,548	1,115	30,094

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common stock	11,849	16,289	4,440	138,159
Additional paid-in capital	14,808	19,288	4,480	163,596
Retained earnings	50,197	47,126	(3,071)	399,712
Cumulative other comprehensive income	5,485	1,094	(4,391)	9,279
Less treasury stock, at cost	(1,835)	(1,609)	226	(13,647)

Total shareholders’ equity	80,504	82,188	1,684	697,099

Total liabilities and shareholders’ equity	¥359,943	¥399,735	¥39,792	$3,390,458

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Six Months Ended		Six Months Ended
	September 30,		September 30,
	2005	2006	2006
Operating Activities
Net income	¥4,900	¥(1,568)	$(13,299)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	4,034	9,478	80,390
Provision for losses on excess interest repayments	—	4,300	36,472
Depreciation and amortization	669	783	6,641
Amortization of debt issuance costs	102	88	746
Amortization of loan origination costs (income)	390	726	6,158
Stock compensation costs	—	237	2,010
(Gain) loss from investment securities, net	(3,805)	4	34
Gain on sales of real estate, net	(1,430)	(1,833)	(15,547)
Losses on sale, disposal and impairment of long-lived assets, net	33	10	85
Losses on change of interest in subsidiaries	43	3	25
Equity (income) losses in affiliates, net	(19)	6	51
Minority interests	273	387	3,282
Changes in assets and liabilities:
Interest receivable	—	(219)	(1,858)
Accrued income taxes and expenses	2,899	(6,221)	(52,765)
Other	3,688	92	781

Net cash provided by operating activities	11,777	6,273	53,206

Investing Activities
Originated loans receivable, net of principal collections	(15,633)	(32,816)	(278,338)
Purchases of distressed loans	(6,831)	(5,353)	(45,403)
Proceeds from principal collections of distressed loans	3,105	5,709	48,422
Proceeds from sale of distressed loans	700	14	119
Purchases of investment securities	(10,736)	(7,211)	(61,162)
Proceeds from sale of investment securities	4,646	3,158	26,785
Purchase of real estate for sale	(1,934)	(19,181)	(162,689)
Proceeds from sale of real estate	4,709	2,486	21,086
Purchases of property and equipment	(887)	(1,132)	(9,601)
Proceeds from sale of property and equipment	7	2,571	21,807
Investment in affiliates	(5)	287	2,434
Other changes in other assets	(4,947)	(3,869)	(32,815)

Net cash used in investing activities	(27,806)	(55,337)	(469,355)

Financing Activities
Deposit of restricted cash, net	(489)	1,265	10,729
Proceeds from short-term borrowings	24,466	124,208	1,053,503
Repayments of short-term borrowings	(25,978)	(96,411)	(817,735)
Proceeds from long-term borrowings	57,650	54,560	462,765
Repayments of long-term borrowings	(33,940)	(41,362)	(350,822)
Payments of capital lease obligations	(307)	(320)	(2,714)
Proceeds from issuance of new shares	—	8,774	74,419
Stock issuance costs	(19)	(99)	(840)
Purchases of treasury stock	(2)	—	—
Proceeds from sale of treasury stock	874	396	3,359
Dividends paid	(1,324)	(1,503)	(12,748)
Dividends paid to minority interests	—	(110)	(933)
Proceeds from issuance of new shares by subsidiaries	19	694	5,886

Net cash provided by financing activities	20,950	50,092	424,869

Effect of exchange rate changes on cash and cash equivalents	63	(22)	(187)
Net increase in cash and cash equivalents	4,984	1,006	8,533
Cash and cash equivalents at beginning of period	25,709	22,860	193,893

Cash and cash equivalents at end of period	¥30,693	¥23,866	$202,426

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NIS GROUP CO., LTD. (the “Company”), formerly NISSIN CO., LTD., was incorporated in 1960 in Ehime Prefecture in western Japan and has expanded nationwide. The Company and its subsidiaries operate mainly in Japan. The Company currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in financial activities in Japan, the Company is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
The Company is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to owners of small to medium-sized enterprises, sole proprietors, and consumers. The Company and certain of its subsidiaries provide various loan products; these are categorized as Business owner loans, Secured loans, Consumer loans or Other loans, as follows:
Business owner loans are mainly unsecured loans designed for small business owners which require one or more guarantees from third-party individuals and unsecured revolving loans not requiring a guarantor.
Secured loans are secured by real property primarily designed for property developers for use as working capital for the development of small commercial or residential buildings. These loans have a high degree of liquidity and typically mature within two years.
Consumer loans are debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders, which require one or more guarantors, and unsecured revolving loans to consumers at fixed interest rates.
Other loans consist of collateralized lease financing, installment credits, note discounting, and other lending services.
The Company and certain of its subsidiaries also provide other financial services such as credit enhancement through guarantees, investments in operating lease assets and securities business.
In addition, the Company and certain of its subsidiaries have been developing various businesses other than integrated financial services, such as servicing distressed assets, real estate brokering, investment in real estate properties, insurance agency and consultancy businesses.
Nissin Servicer Co., Ltd. (“SVC”), a 74.0% owned subsidiary, engages in the loan servicing business mainly by purchasing distressed loans from financial institutions and servicing these loans for its own account. SVC also seeks to acquire distressed real estate assets for restructuring and reselling.
NIS Property Co., LTD. (“NISP”), a wholly-owned subsidiary, was established in June 2000. Its business consists of real estate transactions, brokerage, appraisal and other real estate related businesses. NISP mainly invests in real estate properties, particularly commercial and residential rental properties, with a view to resale following renovations. Recently, the operating results and financial condition of the real estate business has became significant to the Company’s consolidated financial statements and, accordingly, this business is now recognized as a separate business segment from the fiscal year ending March 31, 2007.
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and those variable interest entities in which the Company and its subsidiaries are deemed to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities” (collectively, the “Group”). All significant inter-company accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.
Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

U.S. GAAP
The change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is considered a sale and recognized as earnings.
The Company and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Group does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2006 contained in the Company’s Annual Report on Form 20-F should be read in conjunction with these unaudited condensed consolidated financial statements.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Group’s allowance for loan losses, reserves for losses on guarantees and excess interest repayments, and valuation of collateral assets. Actual results could differ from those estimates, resulting in material charges to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on September 30, 2006, which was ¥117.90 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
The Group mainly focused on the money lending business in the past; however, the Group recently has been diversifying its finance businesses. In order to reflect the Group’s strategic business change in the Group’s consolidated financial results and financial position, the Group changed the format of its consolidated financial statements of operation. The previous consolidated financial statements were modified to conform to the current presentation. These modifications have no effect on previously reported net income and shareholders’ equity.

U.S. GAAP
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Interest Income from Loans Receivable
Interest income from loans, except for purchased loans, is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates applied to moneylending companies are set by the Moneylending Business Restriction Law at two general levels: an absolute maximum rate subject to the Contribution Law (the “legal limit”) and a lower interest rate subject to the Interest Rate Restriction Law (the “restricted rate”). The Group may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Group’s contractual loan interest rates of certain loan products do not exceed the legal limit but may exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Group cannot legally require borrowers to pay the excess interest unless the Company has complied with strictly-specified legal documentation and notification procedures. Accordingly, the Company does not accrue unpaid interest in excess of the restricted rate, even though an interest payment by a borrower in excess of the restricted rate may be deemed to be valid.

The Group recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.
(b)	Losses on Excess Interest Repayments
During the past year, the Japanese Supreme Court passed decisions concerning interest in excess of the restricted rate and the necessary requirements pertaining to such excess interest were interpreted in consumers’ favor and more exactingly than previously for money lending companies. In response to these Supreme Court decisions, the Moneylending Business Restriction Law and its related regulations were amended in April and July 2006 and, accordingly, interest in excess of the restricted rate is permitted only in limited cases which satisfy strict requirements.

Due to these changes, the business environment for money lending companies in Japan has been altered in favor of borrowers, and borrowers’ demands for repayment of excess interest have significantly increased for the six months ended September 30, 2006. Consequently, the Group increased its allowance for estimated refunds of excess interest based on management’s best estimation taking into account past experience and the current condition for refunding excess interest. The amount of reserve for excess interest repayments as of March 31, 2006 was ¥590 million, but the Group changed the estimation to cover all the estimated future losses on excess interest repayments derived from current loans receivable, given the new business environment. The reserve for losses on excess interest repayments provided by the Group as of September 30, 2006 is ¥4,165 million ($35,327 thousand) and the amount is recorded in “Other assets” on the accompanying consolidated balance sheet.

When excess interest is refunded to borrowers, the excess amount is first charged off from the loan principal, and if the excess amount is greater than the outstanding balance of loan principal, then the Group refunds the deficit amount to the borrower in cash.

The excess interest repayment-related costs for the six months ended September 30, 2006 were ¥7,760 million ($65,818 thousand). These costs are recorded as “provision for loan losses” of ¥3,460 million ($29,347 thousand), which provides for loans charged-off by excess interest repayments, and “provision for losses on excess interest repayments” of ¥4,300 million ($36,472 thousand), which provides for cash refunds due to excess interest repayments, on the accompanying consolidated statement of operations.

The Group previously deducted the excess interest repayment-related costs from interest income, however, taking into consideration the significance of excess interest repayment costs, the Group disclosed them separately as “provision for loan losses” and “provision for losses on excess interest repayments” on accompanying consolidated statement of operations.

U.S. GAAP
The Group reduced interest rates charged to borrowers to the restricted rate for most moneylending products on October 1, 2006. for new contracts made on and after October 1, 2006. Accordingly, management expects the risk of borrowers’ requesting refunds for excess interest to decrease in respect of loans originated after October 1, 2006.
(c)	Loan Origination Costs
The Group capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averaged approximately 49 months as of September 30, 2006.
(d)	Loans Receivable and Allowance for Loan Losses
Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Group’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, corporate insolvencies and personal bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Group’s policy is generally to charge off loan balances and cease accrual of interest in accordance with reasonably estimated collectability and delinquent period based on the past experience for each product of loans receivable.
(e)	Purchased Loans Receivable and Revenue Recognition
Purchased loans represent loans purchased from third party originators and are reported at purchased cost. The Company then establishes an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

For those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust the future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2006 and September 30, 2006, ¥927 million and ¥925 million ($7,846 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

U.S. GAAP
(f)	Guarantees
The Company accounts for guarantees in accordance with the FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis based on the amount of underlying loans outstanding. The Company maintains reserves for estimated losses from these guarantee transactions at a level that, in management’s judgment, is adequate to provide for estimated probable losses from known and inherent risks in these transactions. Provisions to the reserve are deducted from guarantee fees received. In evaluating the adequacy of the reserve, management considers various factors, including current economic conditions and historical loss experience for similar products.

Moreover, in the event of borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record a corresponding receivable from the counterparty company, offset by an allowance for deemed uncollectible amounts which generally approximates 100% of the amount outstanding. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.
(g)	Stock-Based Compensation
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company adopted this statement from the annual reporting period beginning from April 1, 2006 using the modified prospective method. The effect of adopting this statement on the Company’s consolidated financial statements is a reduced net income before income taxes of ¥237 million ($2,010 thousand) for the six months ended September 30, 2006.

U.S. GAAP
3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires companies to assess the probability that a tax position taken may not ultimately be sustained. For those positions that do not meet the more-likely-than-not recognition threshold required under FIN No. 48, no benefit may be recognized. The Company will adopt FIN No. 48 by adjusting its tax liabilities and related earnings as of April 1, 2007, the Company’s required adoption date. Although not reasonably estimable at this time, the Company currently is assessing the impact of FIN No. 48 on the Company’s current and future tax positions.
4.	LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2006 and September 30, 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	September 30, 2006	Change	September 30, 2006

Business owner loans	¥90,729	¥89,349	¥(1,380)	$757,837
Secured loans	91,610	123,966	32,356	1,051,450
Consumer loans	44,158	39,202	(4,956)	332,502
Other loans	10,681	12,957	2,276	109,898

Total loans outstanding	237,178	265,474	28,296	2,251,687
Allowance for loan losses	(11,003)	(15,961)	(4,958)	(135,377)
Deferred origination costs (fee income)	(228)	(954)	(726)	(8,091)

Loans receivable, net	¥225,947	¥248,559	¥22,612	$2,108,219

5.	ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the six months ended September 30, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2005	2006	Change	September 30, 2006

Balance at beginning of period	¥10,034	¥11,003	¥969	$93,325
Provision for loan losses	4,034	9,478	5,444	80,390
Charge-offs, net of recoveries	(3,711)	(4,520)	(809)	(38,338)

Balance at end of period	¥10,357	¥15,961	¥5,604	$135,377

U.S. GAAP
6.	INTEREST INCOME
The following is a summary of interest income for the six months ended September 30, 2005 and 2006:

				Thousands of U.S.
	Millions of Yen			Dollars
	Six Months Ended September 30,			Six Months Ended
	2005	2006	Change	September 30, 2006

Business owner loans	¥10,079	¥8,732	¥(1,347)	$74,063
Secured loans	2,758	3,341	583	28,338
Consumer loans	1,276	4,082	2,806	34,623
Other loans	547	739	192	6,267

Total interest revenue from loans receivable	14,660	16,894	2,234	143,291
Less amortization of loans origination (costs) income	(390)	68	458	577
Less excess interest repayment costs (A)	(124)	—	124	—

Total interest income from lending activities	¥14,146	¥16,962	¥2,816	$143,868

(A)	See accompanying summary of significant accounting policies for excess interest repayment costs.
7.	PURCHASED LOANS RECEIVABLE
SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans was ¥1,643,039 million and ¥2,047,665 million ($17,367,812 thousand) as of March 31, 2006 and September 30, 2006, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2006 and September 30, 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	September 30, 2006	Change	September 30, 2006

Purchased loans outstanding	¥25,947	¥25,145	¥(802)	$213,274
Allowance for loan losses	(1,792)	(2,057)	(265)	(17,447)

Purchased loans receivable, net	¥24,155	¥23,088	¥(1,067)	$195,827

The following is summary information with respect to purchased loans receivable for the six months ended September 30, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2005	2006	Change	September 30, 2006

Purchased loans receivable:
Balance at beginning of period	¥14,863	¥25,947	¥11,084	$220,076
Purchases	6,831	5,353	(1,478)	45,403
Principal collections	(3,413)	(5,709)	(2,296)	(48,422)
Sales (A)	(700)	(14)	686	(119)
Charge-offs	(253)	(432)	(179)	(3,664)

Balance at end of period	17,328	25,145	7,817	213,274

Allowance for loan losses:
Balance at beginning of period	1,282	1,792	510	15,199
Provision for loan losses	595	697	102	5,912
Charge-offs	(253)	(432)	(179)	(3,664)

Balance at end of period	1,624	2,057	433	17,447

Purchased loans receivable, net	¥15,704	¥23,088	¥7,384	$195,827

(A)	Sold at book value and no gains or losses were recognized from these transactions.
In the event of borrower’s delinquency, the Company may foreclose on borrower’s loan collateral. Collateral obtained by the Company is held for sale and included in “Real estate for sale” on the accompanying consolidated balance sheets.

U.S. GAAP
8.	SHORT-TERM AND LONG-TERM BORROWINGS
Short-term borrowings as of March 31, 2006 and September 30, 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	September 30, 2006	Change	September 30, 2006

Bank loans	¥30,283	¥58,072	¥27,789	$492,552
Commercial paper	30,000	30,000	—	254,453
Discounted notes	128	136	8	1,154

Total short-term borrowings	¥60,411	¥88,208	¥27,797	$748,159

Interest rates on bank loans as of March 31, 2006 and September 30, 2006 under fixed or variable contracts range from 0.993% to 5.022% and from 1.000% to 2.439%, respectively with the weighted average interest rates of these bank loans being 1.374% and 1.578%, respectively. Interest rates on commercial paper as of March 31, 2006 and September 30, 2006 range from 0.300% to 1.000% and from 0.780% to 1.600%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2006 and September 30, 2006 were 0.682% and 1.275%, respectively. The weighted average interest rates on rediscounted notes as of March 31, 2006 and September 30, 2006 were 2.375% and 2.496%, respectively. All short-term borrowings have terms ranging from approximately one month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.
Long-term borrowings as of March 31, 2006 and September 30, 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	September 30, 2006	Change	September 30, 2006

1.90% unsecured bonds, due July 31, 2006	¥500	¥—	¥(500)	$—
0.45% unsecured bonds, due September 27, 2006	500	—	(500)	—
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,241
0.67% unsecured bonds, due September 27, 2007	500	500	—	4,241
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	—	63,613
1.55% unsecured bonds, due September 19, 2008	150	120	(30)	1,018
1.17% unsecured bonds, due June 20, 2008	7,500	7,500	—	63,613
1.08% unsecured bonds, due September 16, 2008	10,000	10,000	—	84,818
0.90% unsecured bonds, due March 27, 2009	1,000	850	(150)	7,209
1.21% unsecured bonds, due September 18, 2009	—	500	500	4,241
1.70% unsecured convertible bonds, due September 29, 2006	822	—	(822)	—

Total bonds	28,972	27,470	(1,502)	232,994
Loans from banks and other financial institutions	169,952	184,652	14,700	1,566,175

Total long-term borrowings	¥198,924	¥212,122	¥13,198	$1,799,169

As of March 31, 2006 and September 30, 2006, the weighted average rates of loans from banks and other financial institutions were 1.462% and 1.421%, respectively.
In addition, other than above, the Group has additional syndicated loans, overdraft facilities, and loan commitments available from banks totaling ¥5,927 million and ¥10,547 million ($89,457 thousand) as of March 31, 2006 and September 30, 2006, respectively.

U.S. GAAP
9.	COMMITMENTS AND CONTINGENCIES
Under the terms and conditions of the Group’s credit line agreements, the Group may, but is not committed to, lend funds to revolving loan customers. The Group reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Group’s unfunded credit lines as of March 31, 2006 and September 30, 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	September 30, 2006	Change	September 30, 2006

Unfunded credit lines with loans outstanding	¥9,642	¥9,744	¥102	$82,646
Unfunded credit lines without loans outstanding	48,037	49,701	1,664	421,552

Total unfunded credit lines	¥57,679	¥59,445	¥1,766	$504,198

The Group is exposed to risks regarding legal proceedings or claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Group’s financial position or results of operations.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, the Company receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other expenses incurred by Sanyo Club Co., Ltd. The Company is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under the loan agreements with borrowers, borrowers are neither required to have a guarantor nor to provide collateral.
The Company guarantees borrowings and corresponding interest receivable from customers of Shinsei Business Finance Co., Ltd. (“SBF”), which was an equity method affiliate 25% owned by the Company until April 14, 2006, and receives guarantee fees. The Company receives guarantee fees from the following loan products that SBF sells:
3S loans: The Company guarantees 100% of borrowings and corresponding interest receivable from customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 14 days or more as of the end of each month. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations.
Business loans: The Company guarantees 10% of borrowings and corresponding interest receivable from customers for Business loans and receives 10% of the interest received from the total borrowings. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more as of the end of each month. Business loans are unsecured loans designed for small or medium-sized corporations.
The Company guarantees borrowings and corresponding interest receivable from customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an equity method affiliate 30% owned by the Company, and receives guarantee fees. The Company receives guarantee fees from the following loan products that CMFS sells:
Business Card loans: The Company guarantees 10% of borrowings and corresponding interest receivable from customers for Business Card loans and receives 10% of the interest received from the total borrowings. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business Card loans are unsecured loans designed for small or medium-sized corporations.
Real Estate Finance loans: The Company guarantees 10% of borrowings and corresponding interest receivable from customers for Real Estate Finance loans and receives 10% of the interest received from the total borrowings. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 30 days or more.

U.S. GAAP
In addition, NIS Lease Co., Ltd, a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2006 and September 30, 2006, the fee rate ranged from 0.375% to 21.600% and from 0.375% to 4.500%, with weighted average fee rates of 2.25% and 1.00%, respectively.
The Group maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” in the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Group records corresponding receivables from the borrower, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2006 and September 30, 2006, receivables from payment of guarantees were ¥663 million and ¥993 million ($8,422 thousand), respectively. Those were offset by allowances of ¥588 million and ¥829 million ($7,031 thousand), respectively, and the resulting amounts are recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, the Company was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. Regarding the bank loans borrowed by SBF, however, the Company was released from its obligation as a guarantor during the year ended March 31, 2006.
As of March 31, 2006 and September 30, 2006, the Group’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	September 30, 2006	Change	September 30, 2006

Guaranteed borrowings	¥11,886	¥16,977	¥5,091	$143,995
Guaranteed accounts receivable	964	1,341	377	11,374
Guarantees for borrowings of other companies:
Chuo Mitsui Finance Service Co., Ltd.	1,920	4,680	2,760	39,695
Reserve for guarantee losses	629	847	218	7,184

During the six months ended September 30, 2005 and 2006, the Group paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2005	2006	Change	September 30, 2006

Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥622	¥879	¥257	$7,455
Guarantees for borrowings of other companies	12	17	5	144

Total guarantee fees received	634	896	262	7,599
Administrative expenses and other expenses paid	(446)	(758)	(312)	(6,429)

Guarantee fees received, net	¥188	¥138	¥(50)	$1,170

During the six months ended September 30, 2005 and 2006, as a result of contractual commitments, the Group paid ¥274 million and ¥599 million ($5,081 thousand) as a guarantor for the borrowings.

U.S. GAAP
10.	CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive income was ¥146 million for the six months ended September 30, 2005 and comprehensive losses were ¥8,657 million ($73,427 thousand) for the six months ended September 30, 2006. The components of other comprehensive losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2005	2006	Change	September 30, 2006

Change in net unrealized gains on marketable investment securities	¥(4,819)	¥(4,369)	¥450	$(37,056)
Change in unrealized losses on cash flow hedging instruments	2	—	(2)	—
Change in foreign currency adjustments	63	(22)	(85)	(187)

Total other comprehensive losses	¥(4,754)	¥(4,391)	¥363	$(37,243)

11.	SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities during the six months ended September 30, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2005	2006	Change	September 30, 2006

Property and equipment obtained under capital leases	¥137	¥109	¥(28)	$925
Conversion of convertible bonds	2,041	774	(1,267)	6,565

12.	SEGMENT INFORMATION
For financial reporting purposes, the Group operates under the integrated financial services segment, the loan servicing segment, the real estate business segment, and the other segment. The integrated financial services segment is comprised of loan businesses, as well as credit guarantee, leasing and securities businesses. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The real estate business is now disclosed as a separate segment for financial reporting purposes, because this business has become significant. The other segment includes insurance agency, consultancy and other businesses. The Group currently conducts its operating activities mainly in Japan. The Group has recently begun activities in China, but these are currently insignificant for financial reporting purposes. Selected information for the Group’s business segments is as follows:

	Millions of Yen
	Integrated	Loan
	Financial Services	Servicing	Real Estate	Other

Six months ended September 30, 2005:
Revenue:
Interest income	¥14,146	¥—	¥—	¥—
Other revenue	672	3,500	391	93
Expense:
Interest expense	1,307	172	10	—
Provision for loan losses, net	4,034	—	—	—
Provision for losses on excess interest repayments	—	—	—	—
Other provision	31	594	—	196
Other expense	6,317	732	109	216

Operating income (losses)	3,129	2,002	272	(319)

U.S. GAAP

	Millions of Yen
	Integrated Financial Services	Loan Servicing	Real Estate	Other

Six months ended September 30, 2006:
Revenue:
Interest income	¥16,906	¥—	¥—	¥56
Other revenue	636	5,204	1,780	85
Expense:
Interest expense	1,650	304	72	—
Provision for loan losses, net	9,462	—	—	16
Provision for losses on excess interest repayments	4,300	—	—	—
Other provision	60	697	—	4
Other expense	7,846	1,192	317	185

Operating income (losses)	(5,776)	3,011	1,391	(64)

	Thousand of U.S. Dollars
	Integrated Financial Services	Loan Servicing	Real Estate	Other

Six months ended September 30, 2006:
Revenue:	$143,393	$—	$—	$475
Interest income	5,394	44,139	15,098	721
Other revenue
Expense:
Interest expense	13,995	2,578	611	—
Provision for loan losses, net	80,254	—	—	136
Provision for losses on excess interest repayments	36,472	—	—	—
Other provision	509	5,912	—	34
Other expense	66,548	10,110	2,689	1,569

Operating income (losses)	(48,991)	25,539	11,798	(543)

13.	SUBSEQUENT EVENTS
None